OMB APPROVAL
OMB Number:	3235-0116
Expires: December 31, 2026
Estimated average burden
hours per response	8.7

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025.

Commission File Number 001-41670

Apollomics Inc.

Not Applicable

(Translation of registrant’s name into English)

989 E. Hillsdale Blvd., Suite 220, Foster City, California 94404

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Update on the Agreement with LaunXP

Pursuant to the Company’s Form 6-K filed on July 25, 2025 (the “July 2025 6-K”), Apollomics Inc. (“Apollomics” or the “Company”) previously disclosed that LaunXP International Co., Ltd. (“LaunXP”) had not fully satisfied its payment obligations under its agreement with the Company for the development and commercialization of vebreltinib in Asia (excluding mainland China, Hong Kong and Macau) (the “Agreement”). As a result, the Company disclosed that it had notified LaunXP of such breach and that the parties were engaged in discussions to resolve the matter.

By way of update to the disclosure contained in the Company’s Form 6-K filed in July 2025, Apollomics hereby reports that, in connection with the previously disclosed transaction, the Company has recently received a payment of US$3,900,000 from LaunXP. The Agreement remains in full force and effect, and both parties continue to perform their respective obligations and maintain active discussions to advance the ongoing collaboration under the Agreement.

The information in this Form 6-K regarding the Agreement with LaunXP is incorporated by reference into the Company’s registration statements under the Securities Act, including its registration statements on Form S-8 (File No. 333-272559) and Form F-3 (File Nos. 333-278430, 333-278431 and 333-279549), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

2 of 3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APOLLOMICS INC.
(Registrant)
Date October 21, 2025
/s/ Peter Lin
Peter Lin, Chief Financial Officer

3 of 3